FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number 001-31522

Eldorado Gold Corporation
(Translation of registrant's name into English)
Suite 1188 - 550 Burrard Street Vancouver, British Columbia V6C 2B5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 ---

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION
Date: October 27, 2004	/s/ Dawn Moss Dawn Moss, Corporate Secretary

NEWS RELEASE

ELD No. 04-13

TSX: ELD   AMEX: EGO

October 28, 2004

THIRD QUARTER 2004 FINANCIAL RESULTS

(all figures in thousands of United States dollars unless otherwise indicated)

Vancouver, BC - Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado”, the “Company”, or “we”) is pleased to report the Company’s Unaudited Third Quarter 2004 Financial Results.

Highlights

  Eldorado announces CDN $67,500 bought deal of common shares

  Construction Permit issued by Director of Public Works, Usak for Kisladag Gold Project (“Kisladag Project”)

  Hatch Engineering have been awarded the contract to carry out the engineering and procurement of the crushing, screening and conveying system and overall site services

  Merit Consultants have been retained to provide construction management service to the total project including infrastructure projects already underway

  Road construction, water well drilling and electrical power line construction are underway at the Kisladag Project

  Company is debt free and production remains unhedged

  $82,600 cash balance

  Exploration drill targets defined for 2004 -2005 program

Financial Results

The Company continues to be in a strong financial position. As at September 30, 2004 it had $82,600 in cash and short-term deposits. Cash is available to fund the $63,000 Kisladag Project and carry out planned exploration. The Company is debt free and production remains unhedged.  Eldorado’s consolidated cash from operations for Q3 2004 was ($156) compared to $1,815 in Q3  2003.  The negative cash flow from operations in Q3 2004 is a direct result of lower gold sales and higher operating costs.

During Q3 2004 Eldorado sold 21,732 ounces of gold at an average realized price of $400/oz. compared to the sale of 24,850 ounces of gold at an average realized price of $358/oz. in Q3 2003.  For the nine month period ended September 30, 2004 gold sales were 61,949 ounces at an average realized price of $402/oz. compared to the first nine months of 2003 of gold sales of 73,072 ounces at an average realized price of $353/oz.  Gold sales revenue for Q3 2004 of $8,702 decreased compared to Q3 2003 of $9,449.  The decrease in gold sales revenues is a result of lower gold production in the quarter resulting from the Shaft Deepening Project (“Shaft Deepening”) at the São Bento Mine (“São Bento”) and the presence of a metabasite intrusive that intersects the orebody in the area scheduled for mining.

Eldorado reports a net loss of $1,343 for Q3 2004 compared to a net loss of $1,631 for Q3 2003. The net loss reported for Q3 2004 results primarily from lower sales volumes and higher operating costs per ounce.

On October 27, 2004 the Company entered into a bought deal agreement to purchase 18,000,000 Common Shares of the Company at a price of CDN $3.75 per Common Share for gross proceeds of CDN $67,500 million.  The Company has granted an option, to purchase up to an additional 2,700,000 Common Shares (CDN $10,125,000), exercisable at the Offering Price for a period of 30 days from the Closing Date.  The offering is expected to close on or about November 12, 2004.  Net proceeds are to be used for exploration of the Company’s properties in Turkey and Brazil, for property acquisitions and for general corporate purposes.

São Bento

In Q3 2004 São Bento produced 21,399 ounces of gold at a cash operating cost of $295/oz. compared to 23,327 ounces at a cash operating cost of $245/oz. in Q3 2003.  Gold production for the nine month period ended September 30, 2004 was 60,564 ounces at a cash operating cost of $291/oz. compared to 71,930 ounces at a cash operating cost of $231 /oz. in 2003.

Higher cash costs per ounce in 2004 are driven by lower production levels.  Production in Q3 2004 continued to be negatively impacted by the high level of waste handling, poor ground conditions and the presence of the metabasite intrusive that intersects the orebody in the area scheduled for mining.  The intrusive has also altered the local mineralogy of the ore, which is causing higher oxygen and cyanide consumption.  Revised estimates of ore production are 85,000 ounces of gold produced at a cash cost of $290/oz for 2004 improving to 94,000 ounces at $265/oz. in 2005. The Company expects an improvement in mine performance once the shaft deepening is completed in the Q2 2005.

Kisladag Project

In 2004, the Company achieved two significant milestones at its Kisladag Project, acquiring all of the private lands required for development of the Kisladag Project and receipt of the Construction Permit by the Directorate of Public Works – Usak.  The Company had previously purchased all necessary Treasury Land and secured access to Forestry Land.  Successful completion of the private land purchase and receipt of the Construction Permit enables the Company to remain on schedule to commence production late in 2005.  Site activities are underway with road construction, contractors mobilizing to site, water well drilling and electrical powerline construction.

Kisladag will commence production at an annualized rate of 164,000 ounces for its first year increasing in year two to 240,000 oz. annually at a cash operating cost of $165/oz. for a planned mine life of 14 years.

Efemçukuru Project

With Kisladag construction underway, the permitting and engineering expertise in the Company will be focused on delivering our Efemçukuru Project to a construction decision.  Specifically, we intend to complete and submit the Environmental Impact Assessment Report to the Ministry of Environment and Forestry in Q4 2004.

Exploration

Eldorado is embarking on a period of aggressive exploration at its properties in Brazil and Turkey. In addition to the properties discussed below we have a pipeline of projects controlled by Eldorado that will be the subject of evaluation in 2005 and beyond.

In Brazil, drilling will begin in Q4 2004 at the Bonfim Project, testing the down plunge extension of the Bonfim Mine mineralization. Based on the interpretation of an induced polarization survey which defined specific targets, along with geologic mapping and sampling, we have designed a 2,000-meter drill program to be completed in Q4 2004. At the Cassipore project in Amapa State, an auger drilling program was begun in Q3, and results of this shallow drilling will be available  mid Q4. Also in Amapa State, soil sampling and mapping continued at the Tartarugalzinho Project in Q3. Both Cassipore and Tartarugalzinho will be the subject of diamond drilling in 2005.

In Turkey, in the Western Pontide district, work was done on Toplak Tepe, Koyulhisar (KK and S zones) and the AT project.  All of these projects were the subject of soil and rock chip sampling and geologic mapping. At Koyulhisar 2,700 meters of trenching will be completed in Q4 to define drill targets. An initial drill program of 6 reverse circulation holes will be completed in Q4 2004 at the AT project, following up on geochemical anomalies and pre-modern workings in a vein structure. In the joint venture area of western Turkey, work continued on the AS porphyry gold system, and in Q4 a road will be permitted for detailed mapping and sampling and to provide drill access.

In China we continue to work on reviewing the three operating mines and one development project identified from the review of China National Gold Corporation’s (“CNGC”) gold assets.  In addition to the CNGC assets identified by Eldorado, the Company has been actively evaluating a number of exploration, development, and mining properties brought to us by various third parties.

Corporate Developments

“We are extremely pleased with our exploration progress and at Kisladag where we continue be encouraged with the ongoing support from the regulatory agencies and local communities”, commented Paul Wright, President and Chief Executive Officer.  “With Kisladag construction underway, the permitting and engineering expertise in the Company will be focused on completing and submitting the Efemçukuru Project Environmental Impact Assessment Report to the Ministry of Environment and Forestry later this year.”

Eldorado is a gold producing and exploration company with gold assets in Brazil and Turkey; two countries that we believe have substantial geological potential.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to experience continued growth and value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President & Chief Executive Officer

Certain of the statements made may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Narrative Description of the Business – Risk Factors” in the Company’s Annual Information Form.  Forward-looking statements in this release include statements regarding the expectations and beliefs of management, the assumed long-term price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the potential of Eldorado’s properties and expectations of growth.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO).  The TSX has neither approved nor disapproved the form or content of this release.

Contact:
Nancy E. Woo, Manager Investor Relations	Eldorado Gold Corporation
Phone: 604.601.6650 or 1.888.353.8166	1188-550 Burrard St.,
Fax: 604.687.4026	Vancouver, BC V6C 2B5
Email: nancyw@eldoradogold.com	Web site: www.eldoradogold.com
Request for information packages: info@eldoradogold.com

PRODUCTION HIGHLIGHTS1

	First Quarter 2004	Second Quarter 2004	Third Quarter 2004	Third Quarter 2003	First Nine Months 2004	First Nine Months 2003
Gold Production
Ounces produced	21,158	18,007	21,399	23,327	60,564	71,930
Cash Operating Cost ($/oz) [5]	276	303	295	245	291	231
Total Cash Cost ($/oz)[2,5]	284	310	303	253	298	237
Total Production Cost ($/oz)[3,5]	341	376	348	383	354	357
Realized Price ($/oz - sold) [4]	408	396	400	358	402	353
São Bento Mine, Brazil
Ounces produced	21,158	18,007	21,399	23,327	60,564	71,930
Tonnes to Mill	90,586	84,595	100,703	93,824	275,884	280,425
Grade (grams / tonne)	8.18	8.37	8.27	9.31	8.27	9.27
Cash Operating Cost ($/oz) [5]	276	303	295	245	291	231
Total Cash Cost ($/oz)[2,5]	284	310	303	253	298	237
Total Production Cost ($/oz)[3,5]	341	376	348	383	354	357

1

Cost figures calculated in accordance with Gold Institute Standard

2

Cash Operating Costs plus royalties and the cost of off-site administration.

3

Total Cash Cost plus foreign exchange gain or loss, depreciation, amortization and reclamation expenses.  Total Production Costs for 2003 have been revised to include Section 3110 of the Canadian Institute of Chartered Accountants (CICA 3110 - Asset Retirement Obligation).

4

Excludes amortization of deferred gain or loss.

5

Cash operating, total cash and total production costs are non-GAAP measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities.  Please see section “Non-GAAP Measures” of the MD&A

Eldorado Gold Corporation
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)	September 30,	December 31,
	2004	2003
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$82,574	$105,465
Accounts and other receivables	6,235	3,213
Inventories	5,540	5,623
	94,349	114,301

Property, plant and equipment	53,736	23,784
Mineral properties and deferred development	22,593	32,287
Investments and advances	1,224	1,258
	$171,902	$171,630

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$6,033	$7,164
	6,033	7,164

Asset retirement obligation	7,494	7,172
Contractual severance obligation	557	318
Deferred gain (loss)	-	(329)
Future income taxes	3,007	3,830
	17,091	18,155

SHAREHOLDERS' EQUITY
Share capital (Note 3)	446,113	444,665
Contributed surplus	1,094	1,094
Stock based compensation	4,985	1,418
Deficit	(297,381)	(293,702)
	154,811	153,475
	$171,902	$171,630

Approved by the Board	Approved by the Board

"Robert Gilmore"	"Paul N. Wright"

Director	Director

Eldorado Gold Corporation
Consolidated Statements of Operations and Deficit
(Expressed in thousands of U.S. dollars except per share amounts)
	Three months ended		Nine months ended
September 30,		September 30,	September 30,	September 30,
2004		2003	2004	2003

(Unaudited)		(Unaudited)	(Unaudited)	(Unaudited)
Revenue
Gold sales	$8,702	$9,449	$24,569	$27,637
Interest and other income	454	392	1,786	1,000
	9,156	9,841	26,355	28,637
Expenses
Operating costs	6,651	6,052	18,166	16,887
Depletion, depreciation and amortization	1,125	2,628	3,248	7,757
General and administrative	1,437	1,035	3,806	3,064
Exploration expense	1,256	519	2,981	1,139
Interest and financing costs	25	189	25	569
Loss on repayment of convertible debenture	-	227	-	227
Stock based compensation expense	117	180	3,567	1,095
Accretion expense	107	102	322	305
Gain on disposal of investments and advances	(1)	-	(38)	-
Writedown of investments and advances	-	(48)	-	46
Foreign exchange loss (gain)	(1,600)	484	351	(4,252)
	9,117	11,368	32,428	26,837

Profit (loss) before income taxes	39	(1,527)	(6,073)	1,800

Taxes
Current	(324)	(104)	1,579	(305)
Future	(1,058)	-	815	-
Net income (loss) for the period	$(1,343)	$(1,631)	$(3,679)	$1,495

Deficit at the beginning of the period:	(296,038)	(245,543)	(293,702)	(248,669)

Deficit at the end of the period	$(297,381)	$(247,174)	$(297,381)	$(247,174)

Weighted average number
of shares outstanding	254,940,553	223,018,742	254,626,427	215,291,902

Basic and Diluted Income (loss) per share - U.S.$	$-	$(0.01)	$(0.01)	$0.01
Basic and Diluted Income (loss) per share - CDN.$	$-	$(0.01)	$(0.02)	$0.02

Eldorado Gold Corporation
(Expressed in thousands of U.S. dollars)
Consolidated Statements of Cash Flows

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2004	2003	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income (loss) for the period	$(1,343)	$(1,631)	$(3,679)	$1,495
Items not affecting cash
Depletion, depreciation and amortization	1,125	2,628	3,248	7,757
Future income taxes	1,058	-	(815)	-
Interest and financing costs	-	41	-	127
Loss on repayment of convertible debenture	-	227	-	227
Writedown of investments and advances	-	(48)	-	46
Amortization of hedging (gain ) loss	-	(560)	329	(1,875)
Stock based compensation expense	117	180	3,567	1,095
Contractual severance expense	80	-	239	-
Accretion expense	107	102	322	305
Foreign exchange loss (gain)	(200)	326	985	(5,163)
	944	1,265	4,196	4,014
(Increase) in accounts receivable	(2,090)	(237)	(3,022)	(1,116)
(Increase) decrease in inventories	(198)	(134)	83	(461)
(Decrease) Increase in accounts payable and accrued liabilities	1,188	921	(1,131)	706

	(156)	1,815	126	3,143
Cash flow from investing activities
Property, plant and equipment	(4,983)	(2,804)	(23,094)	(7,169)
Mineral properties and deferred development	(129)	(1,227)	(412)	(2,923)
Investments and advances	-	-	(35)	(136)
Proceeds from disposals of investments and advances	-	91	69	91

	(5,112)	(3,940)	(23,472)	(10,137)
Cash flow from financing activities
Repayment of convertible debentures	-	(7,150)	-	(7,150)
Issue of common shares:
Voting - for cash	878	53,356	1,448	56,517

	878	46,206	1,448	49,367

Foreign exchange gain (loss) on cash held in foreign currency	210	(324)	(993)	5,195
Net Increase (decrease) in cash and cash equivalents	(4,180)	43,757	(22,891)	47,568

Cash and cash equivalents at beginning of the period	86,754	41,438	105,465	37,627

Cash and cash equivalents at end of the period	$82,574	$85,195	$82,574	$85,195

Supplemental cash flow information
Interest paid	$-	$246	$-	$541
Income tax paid	$10	$-	$84	$15